EXHIBIT 99.3

Sangoma Announces Third Quarter Fiscal 2022 Results

Another Record Result, as Both Revenue and Adjusted EBITDA1 Almost Double that of Last Year

MARKHAM, Ontario, May 12, 2022 (GLOBE NEWSWIRE) -- Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted leader in delivering cloud-based Communications as a Service solutions for companies of all sizes, today announced highlights of its unaudited results for the third quarter of fiscal year 2022, ended March 31, 2022.

As a reminder, Sangoma completed its acquisition of NetFortris Corporation (“NetFortris”) on March 28, 2022. As a result, there is minimal impact from NetFortris on Sangoma’s income statement for the third quarter, except for the transaction expenses and their effect on net income.

Sales for the third quarter of fiscal 2022 were a record $55.13 million, almost twice that of the same quarter last year.

US $M	Q3 FY2022		Q3 FY2021[2]		Change	Q2 FY2022		Change
Sales	$55.13	m	$27.95	m	97%	$54.24	m	2%
Gross profit	$38.96	m	$18.31	m	113%	$39.40	m	(1%)
Operating expense	$41.90	m	$15.76	m	166%	$40.24	m	4%
Adjusted operating income[1](loss)	($2.94)	m	$2.56	m		($0.84)	m
Net income (loss)	($6.76)	m	($1.78)	m		($2.48)	m
Net earnings/(loss) per share[2](fully diluted)	($0.212)		($0.112)			($0.078)
Adjusted EBITDA[1]	$10.47	m	$5.35	m	96%	$10.43	m	0%

“This was another excellent quarter for Sangoma, both strategically and operationally,” said Bill Wignall, President and CEO of Sangoma. “I am very excited about the acquisition of NetFortris towards the end of the quarter, I’m really pleased with the engagement between the NetFortris and Sangoma teams, and I’m encouraged by the early progress on integration. Operationally, our Services business continues to expand nicely, growing from $15.80 million last year in our third quarter, to $38.70 million this year, a figure which is also up by almost $1 million from the immediately preceding quarter. And our Product revenue held up again this quarter, about flat with our second quarter, despite the continuing and very challenging supply chain headwinds. Taken together, these factors all helped contribute to another record for quarterly revenue and Adjusted EBITDA. Finally, I’d like to reiterate the very warm welcome to all the NetFortris staff, partners, and customers!”

Gross profit for the third quarter of fiscal 2022 was $38.96 million, delivering gross margin of approximately 71% of sales, up from 66% in the same quarter last year.

Operating expenses were $41.90 million for the third quarter of fiscal 2022, up 4% sequentially over the most recent second quarter of fiscal 2022. When compared to last year, operating expenses are materially higher, primarily because of the addition of the Star2Star team, the associated spending, and the non-cash intangible asset amortization arising from the acquisition.

Adjusted EBITDA1 was $10.47 million in the third quarter of fiscal 2022, almost twice that of the same quarter last year, and at about 19% of revenue, is consistent with expectations for this point in the fiscal year.

Net loss for the third quarter of fiscal 2022 was $6.76 million, which includes the additional non-cash intangible asset amortization from the Star2Star acquisition.

Sangoma continues to maintain a healthy balance sheet, finishing the third quarter of fiscal 2022 with a cash balance of $16.24 million on March 31, 2022, remains comfortably within its debt covenants, and generated $5.06 million in Adjusted Cash Flow1.

Outlook for fiscal year 2022
As a result of the acquisition of NetFortris, the results for the third quarter and the assumptions below, Sangoma is increasing revenue guidance for its fiscal year 2022. Prior guidance for this year, as disclosed in the news release dated February 10, 2022, had been for revenue of between $215 and $219 million. The Company now expects revenue of between $230 and $232 million for fiscal year 2022. Further, Sangoma is reconfirming Adjusted EBITDA guidance of $42 to $44 million, for fiscal 2022, based upon forecasted results from our core business, anticipated contributions from NetFortris as the integration begins, and the expected synergies.

The above outlook and modified guidance constitute forward-looking information and are based on the Company’s assessment of many material assumptions, including:

  The Company’s ability to manage current supply chain constraints, including our ability to secure electronic components and parts, manufacturers being able to deliver ongoing quantities of finished products on schedule, no further material increases in cost for electronic components, and no significant delay or material increases in cost for shipping
  The revenue trends the Company has experienced in the fiscal year to date and the trends we expect going forward
  The continuing recovery of the global economy, decreased government restrictions and increased customer demand as a result of COVID-19
  The successful integration of NetFortris and the achievement of post-closing synergies such as the ability to cross-sell NetFortris and Company products and services to the other’s customer base and the amalgamation of data centers
  The NetFortris business continuing to operate and generate results in a manner consistent with its business preceding its acquisition by the Company and as anticipated once integration begins in Q4
  There being continuing growth in the global UCaaS and cloud communications markets more generally
  There being continuing demand and subscriber growth for the Company’s cloud offerings
  Changes in global exchange rates do not disrupt demand for the Company’s Products and Services
  The ability of the Company’s customers to continue their business operations without any material impact on their requirements for the Company’s Products and Services
  The Company’s forecasted revenue from its internal sales teams and via channel partners will meet expectations, which is based on certain management assumptions, including continuing demand for the Company’s products and services, no material delays in receipt of products from its contract manufacturers, no material increase to the Company’s manufacturing, labour or shipping costs
  That the Company is able to attract and keep the employees needed to maintain the current momentum
  The continued ability for the Company’s operational employees to work at the Company’s internal and outsourced facilities
  Other employees being able to work from home as required without any material impact on productivity

Full third quarter results and conference call
Sangoma will host a conference call on Friday, May 13, 2022 at 8:00 am EST to discuss these results. The dial-in number for the call is 1-800-319-4610 (International 1-604-638-5340). Investors are requested to dial in 5 to 10 minutes before the scheduled start time and ask to join the Sangoma call.

1 Adjusted Operating Income, Adjusted EBITDA and Adjusted Cash Flow are metrics used by the Company to monitor its performance and definitions of these terms, as well as other important information on these results, may be found in the accompanying MD&A posted today at www.sedar.com.

2 These results are being presented in United States dollars and reflect the seven to one share consolidation undertaken on November 2, 2021.

About Sangoma Technologies Corporation
Sangoma Technologies is a trusted leader in delivering value-based Communications as a Service (CaaS) and Managed Service Provider (“MSP”) solutions for businesses of all sizes. Sangoma’s cloud-based communication services include Unified Communication (UCaaS) business communications, Contact Center as a Service (CCaaS), Video Meetings as a Service (MaaS), Collaboration as a Service (Collab aaS), Communications Platform as a Service (CPaaS), Trunking as a Service (TaaS), Fax as a Service (FaaS), Device as a Service (DaaS), and Access Control as a Service (ACaaS). In addition, Sangoma offers a full line of communications Products, including premise-based UC systems, a full line of desk phones and headsets, and a complete connectivity suite (gateways/SBCs/telephony cards). Sangoma’s products and services are used in leading UC, PBX, IVR, contact center, carrier networks, office productivity, and data communication applications worldwide. Sangoma is also the primary developer and sponsor of Asterisk and FreePBX, the world’s two most widely used open-source communication software projects.

Sangoma Technologies Corporation is publicly traded on the Toronto Stock Exchange (TSX: STC) and Nasdaq (Nasdaq: SANG). Additional information on Sangoma can be found at: www.sangoma.com.

Cautionary Statement Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding the expected fiscal 2022 financial results and the future success of our business, development strategies and future opportunities.

Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include, but are not limited to, statements relating to management’s guidance on revenue and Adjusted EBITDA, and other statements which are not historical facts. When used in this document, the words such as "could", "plan", "estimate", "expect", "intend", "may", "potential", "should" and similar expressions indicate forward-looking statements.

Although Sangoma believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other events contemplated by the forward-looking statements will not occur. Although Sangoma believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct as these expectations are inherently subject to business, economic and competitive uncertainties and contingencies. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in its management's discussion and analysis, annual information form and management information circular (each available on www.sedar.com) include, but are not limited to, risks and uncertainties associated with the integration of NetFortris, the impact of the continuing COVID-19 pandemic, changes in exchange rate between the United States dollar and other currencies, changes in technology, changes in the business climate, changes in the regulatory environment, the decline in the importance of the PSTN, new competitive pressures, the impact of global supply chain delays, the retention of key staff, the increase in cost of our components and materials and the impact of changes to interest rates. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement. Sangoma undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by law.

Sangoma Technologies Corporation
Larry Stock
Chief Corporate Officer
(256) 428-6285
lstock@sangoma.com